PARK HILL GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF OPERATIONS

Park Hill Group LLC (the "Company") was formed as a limited liability company in the State of Delaware on December 9, 2004. Effective November 17, 2005, the Company commenced operations as a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Effective May 21, 2013, the Company registered as a commodities trading advisor with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA").

The Company is a private fund advisor raising capital primarily from institutional investors for interests in private equity funds, hedge funds and real estate private equity funds that are not publicly traded as well as providing secondary advisory services.

The Company is a single member limited liability company wholly owned by PHG Holdings LLC ("PHG Holdings"). PHG Holdings is owned by PHG CP Inc. and PJT Partners Holdings LP ("PJT Partners Holdings" or "PJTPH"), subsidiaries of PJT Partners Inc. ("PJT"), a publicly traded company listed on the New York Stock Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments—The carrying value of financial assets and liabilities, including cash and cash equivalents, investments, accounts receivable, interest receivable, other assets, due from affiliates, accounts payable and accrued expenses, taxes payable, other liabilities and due to affiliates approximates their fair value because they are short-term in nature or they are charged variable market rates of interest.

Cash, Cash Equivalents and Investments in U.S. Treasury Securities—The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents are held at two major U.S. financial institutions.

As of December 31, 2017, the Company had $1,989,375 representing investments in U.S. Treasury securities.

As of December 31, 2017, U.S. Treasury securities held by the Company were classified as Level II in the fair value hierarchy. These securities are recorded at fair value using broker quotes, reflecting inputs from auction yields.

In making an assessment of the fair value hierarchy classification of investments in U.S. Treasury securities, the Company considers the amount of trading activity, observability of pricing inputs as

well as whether the securities are of the most recent issuance of that security with the same maturity (referred to as "on-the-run", which is the most liquid version of the maturity band).

During the year ended December 31, 2017, there were no transfers from Level I to Level II related to U.S. Treasury securities that were initially acquired as on-the-run and classified as Level I, but subsequently transferred to Level II as a result of becoming off-the-run. There were also no transfers between Level I, Level II or Level III during the year ended December 31, 2017.

Foreign Currency—In the normal course of business, the Company may enter into transactions not denominated in U.S. dollars. The Company's balances denominated in foreign currencies are translated into U.S. dollars at the end of each period.

Revenue Recognition—Placement fees are typically recognized as earned upon the acceptance by a fund of capital or capital commitments (referred to as a "closing"), in accordance with terms set forth in individual agreements. For commitment based fees, revenue is recognized as commitments are accepted. Fees for such closed-end fund arrangements are generally paid in quarterly installments over three or four years and interest is charged to the outstanding balance at an agreed upon rate (typically the London Interbank Offered Rate ("LIBOR") plus a market-based margin). For funds with multiple closings, each closing is treated as a separate performance obligation. As a result, revenue is recognized at each closing as the performance obligations are fulfilled. For open-end fund structures, placement fees are typically calculated as a percentage of a placed investor's month-end net asset value. Typically, fees for such open-end fund structures are earned over a 48 month period. For these arrangements, revenue is recognized monthly as the amounts become fixed and determinable. Fees for secondary advisory services are recognized when services for the transaction are complete, in accordance with terms set forth in individual agreements.

The Company may receive non-refundable retainers upon execution of agreements with clients to provide capital fund raising or secondary advisory services, which are recognized over the period which the services are provided. All other income and expenses are recognized when earned and incurred, respectively.

The Company typically earns interest on outstanding placement fees receivable from the time revenue is recognized. Interest is calculated based upon LIBOR plus an additional percentage as mutually agreed upon with the client. Interest accrued and outstanding as of December 31, 2017 is reported on the accompanying statement of financial condition as interest receivable.

Accounts Receivable—Accounts receivable include placement fees and reimbursable expenses due from clients, including amounts due from affiliated clients. Included in accounts receivable are long-term receivables relating to placement fees that are generally paid in installments over a period of three to four years. Accounts receivable are assessed periodically for collectibility and an allowance is recognized for doubtful accounts, if required.

The Company is reimbursed by clients for reasonable travel, telephone, postage and other out-of-pocket expenses incurred in relation to the capital fund raising or secondary advisory services provided. As of December 31, 2017, $3,607,139 of reimbursable expense was outstanding and is reported on the accompanying statement of financial condition in accounts receivable.

The Company does not have any long-term receivables on non-accrual status. Long-term receivables that were more than 90 days past due as of December 31, 2017 were $2,489,842.

Allowance for Doubtful Accounts—The Company performs periodic reviews of outstanding accounts receivable and credit evaluations of its clients' financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors such as historical experience, credit quality, age of the accounts receivable balances and the current economic conditions that may affect a counterparty's ability to pay such amounts owed to the Company.

After concluding that a reserved accounts receivable balance is no longer collectible, the Company will reduce both the gross receivable and the allowance for doubtful accounts. This is determined based on several factors including the age of the accounts receivable balance and the creditworthiness of the counterparty.

As of December 31, 2017, the Company determined the allowance for doubtful accounts is $132,696.

Compensation and Benefits—Compensation and benefits consists of (a) employee compensation, comprising salary and cash bonus, and benefits paid and payable to employees and partners; and (b) equity-based compensation associated with the grants of equity-based awards to employees and partners. Compensation cost related to the issuance of equity-based awards with a requisite service period to partners and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight-line basis. Equity-based awards that do not require future service are expensed immediately.

Income Taxes—The Company is organized as a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's single member-owner is PHG Holdings LLC, a limited liability company treated as a partnership for federal income tax purposes. The Company is not liable for federal income taxes, as members/partners are responsible for their own tax payments. Accordingly, no provision for federal income taxes has been made. Based upon various apportionment factors and state income tax laws, PHG Holdings LLC may be liable for income taxes in certain states and/or local jurisdictions.

The deferred tax liability reflects the tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for UBT purposes using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes and measures unrecognized tax benefits in accordance with U.S. GAAP. The Company evaluates tax positions taken or expected to be taken in the course of preparing income tax returns to determine whether the tax positions are "more likely than not" to be sustained under examination by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2017, the Company did not have uncertain tax positions with respect to income taxes that had a material impact on the Company's financial statements. The Company does not have any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

The Company is subject to possible income tax examinations by major taxing authorities for 2014 through 2017.

Recent Accounting Developments— In June 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance on revenue from contracts with customers. The guidance

requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The guidance introduces new qualitative and quantitative disclosure requirements about contracts with customers including revenue and impairments recognized, disaggregation of revenue and information about contract balances and performance obligations. Information is required about significant judgments and changes in judgments in determining the timing of satisfaction of performance obligations and determining the transaction price and amounts allocated to performance obligations. Additional disclosures are required about assets recognized from the costs to obtain or fulfill a contract. The FASB approved a one-year deferral of the effective date of this guidance, such that it will be effective for annual reporting periods beginning after December 31, 2017, with early adoption permitted for annual periods beginning after December 15, 2016.

Based on the Company's evaluation of the guidance, placement fees for which payment is dependent on the closing or some other defined outcome will be considered variable consideration. The guidance requires that revenue be recognized when it is probable that variable consideration will not be reversed in a future period. As a result, the recognition of revenue with respect to a portion of certain fees before the closing of a transaction or completion of some other defined outcome may be deferred to a future period. Additionally, the Company has concluded that reimbursable expenses incurred in connection with engagements will be recognized within their respective expense category and any expense reimbursements will be recognized in interest income and other on the accompanying statement of operations. The effect of the change in timing of revenue and expense recognition could be material to any given reporting period.

The Company has adopted the standard using the modified retrospective approach as of January 1, 2018, which requires a cumulative effect adjustment upon adoption. The Company is finalizing its assessment of the cumulative effect adjustment, but expects that the adjustment will be primarily related to recording certain reimbursable expenses on a gross basis under the new guidance, which are currently presented on a net basis.

In February 2016, the FASB issued new guidance regarding leases. The guidance requires lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases. Entities are also required to provide enhanced disclosure about leasing arrangements. The amendments retain lease classifications, distinguishing finance leases from operating leases, using criteria that are substantially similar for distinguishing capital leases from operating leases in previous guidance. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Adoption requires a modified retrospective approach. Based on the Company's initial evaluation, adoption on January 1, 2019 will result in the present value of the Company's lease commitments that have a term in excess of one year being recorded on the accompanying statement of financial condition as a right-of-use asset with a corresponding liability. The Company's lease commitments, as discussed in Note 5, primarily relate to office space. The lease-related assets will be amortized to expense over the life of the leases and the liability, and related interest expense, will be reduced as lease payments are made

over the life of the lease. The Company is currently assessing the impact that adoption of this guidance will have on its financial statements.

In June 2016, the FASB issued guidance regarding the measurement of credit losses on financial instruments. The new guidance replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018. The Company is currently assessing the impact that adoption of this guidance will have on its financial statements.

3. **RELATED PARTY TRANSACTIONS**

Pursuant to an administrative services and expense agreement between the Company and PJTPH, the Company reimbursed PJTPH for direct and indirect expenses incurred on the Company's behalf including accounting, compensation, human resources, legal, compliance, financial administration, information technology, office services and facilities. As of December 31, 2017, the Company owed PJTPH $3,535,505.

The Company also had a service agreement with PJT Partners (UK) Limited ("PJT-UK"), a UK affiliate of PJT. This affiliate provided marketing services on behalf of the Company to investors in the United Kingdom and throughout Europe as licensed though the Financial Conduct Authority. The fee for such services is cost plus 15%. As of December 31, 2017, the Company owed PJT-UK $3,235,439.

The Company also had a service agreement with PJT Partners (HK) Limited ("PJT-HK"), a Hong Kong affiliate of PJT. This affiliate provided marketing services on behalf of the Company to investors in Hong Kong, Australia and throughout Asia as licensed through the Securities and Futures Commission in Hong Kong. The fee for such services is cost plus 15%. As of December 31, 2017, the Company owed PJT-HK $732,065.

From time to time, the Company and various affiliated entities incur costs on each other's behalf. As of December 31, 2017, there were balances due to various entities of $299,446 and a balance due from an affiliated entity of 241,436.

4. **COMMITMENTS AND CONTINGENCIES**

Operating Leases—The Company leases office space in various cities throughout the United States under non-cancelable leases expiring at various dates through April 2020.

The following is a schedule of future minimum lease payments required under these non-cancelable operating leases:

Year Ending December 31,		
2018	$	914,846
2019		941,717
2020		311,133
	$	2,167,696

Litigation—From time to time, the Company may be named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. Some of these matters may involve claims of substantial amounts. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, after consultation with external counsel, the Company believes it is not probable and/or reasonably possible that any current legal proceedings or claims would individually or in the aggregate have a material adverse effect on financial statements of the Company.

Indemnification— The Company enters into contracts that contain a variety of indemnification obligations. The Company's maximum exposure under these arrangements is not known; however, the Company currently expects any associated risk of loss to be insignificant. In connection with these matters, the Company has incurred and may continue to incur legal expenses, which are expensed as incurred.

5. CONCENTRATIONS OF CREDIT RISK

The Company had two clients account for approximately 11% of its accounts receivable at December 31, 2017.

6. MEMBER'S EQUITY

During the year ended December 31, 2017, the Company paid distributions of member's equity of $13,000,000.

7. REGULATORY REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the Company to maintain minimum net capital. The Company elected to adopt the Alternative Standard which defines minimum net capital as $250,000 or 2% of aggregate debit items computed in accordance with the Reserve Requirement, whichever is greater. At December 31, 2017, the Company had net capital of $15,904,517, which was in excess of its statutory requirements by $15,654,517.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from the SEC Customer Protection Rule (Rule 15c3-3).

8. DEFINED CONTRIBUTION PLAN

PJTPH provides a 401(k) savings plan (the "Plan") for permanent full time employees in the United States. Eligible employees who participate in the Plan receive matching on 100% of employee contribution up to a maximum of $3,200 per plan year.

9. SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events through the date these financial statements were issued, and determined there were no subsequent events requiring adjustment or further disclosure to the statement of financial condition or notes thereto.

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